

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 22, 2017

Via E-Mail

Elizabeth Gonzalez-Sussman, Esq.
Olshan Frome Wolosky LLP
1325 Avenue of the Americas
New York, NY 10019

> Re: **Ingles Markets, Incorporated**
> **Preliminary Proxy Statement filed by GAMCO Asset Management Inc.,**
>   **Mario Gabelli, Justyn R. Putnam and John "Jack" R. Lowden**
> **Filed December 15, 2017**
> **File No. 001-14706**

Dear Ms. Gonzalez-Sussman:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Cover Letter

1.   We refer to your statement on the cover letter concerning the "lack of independent directors on the Board." Please reconcile this statement with your disclosure on page 5 that the Board currently has three independent directors. Revise your statements in the cover letter and on page 5, as necessary, to clarify whether the board has independent members.

2.   Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Accordingly, please provide your basis for the statement in the second paragraph that the factors you specify "have resulted in... a lack of transparency for all stockholders." Describe here, or elsewhere in the proxy, the transparency that you

believe to be lacking and provide examples to explain the type of information that is not conveyed to shareholders.

We are concerned about stockholders not having a voice in the ratification..., page 5

3.   We refer to your statement indicating that the three "independent" directors who serve on the Audit Committee decided not to give stockholders a voice to ratify the auditor. Please tell us whether the Audit Committee or the entire Board determines if the company presents a matter to shareholders for their vote. To the extent that the members of the Audit Committee are not vested with this authority, please revise the proxy to clarify the Audit Committee's role in presenting matters to stockholders. Also, revise to explain whether the company has any obligation (e.g., state law, NASDAQ listing requirement) to ask shareholders to ratify the auditor selection.

We are concerned with the Class A Board Members' lack of Sufficient Stock Ownership, page 6

4.   We note your disclosure on page 8 indicating that both board nominees presently lack any stock ownership interest but that they intend to acquire shares of Class A Common Stock. Please revise the disclosure on page 6 to indicate what level of stock ownership interest you believe is "sufficient" and to acknowledge that your nominees currently own zero shares of Class A Common Stock. Also revise the disclosure on pages 6 and/or 8 to state whether your two nominees intend to acquire "sufficient" stock ownership and, if applicable, the timeframe in which they intend to do so.

We are concerned with the Company's Lack of Engagement with Stockholders, page 6

5.   We refer to your disclosure concerning the Company's lack of engagement with shareholders as well as your belief that the Board has not demonstrated the ability to communicate successfully with its stockholders. With reference to page 8 of the Company's 2017 proxy statement, please tell us, and revise as appropriate, to explain your basis for stating that the Company does not provide stockholders with opportunity for engagement.

Election of Directors, page 7

6.   We note your disclosure on page 9 that you may introduce substitute or additional nominees. Advise us, with a view towards revised disclosure, whether the participants are required to identify or nominate such substitute nominees in order to comply with any applicable company advance notice bylaw. In addition, please confirm for us that should the participants lawfully identify or nominate substitute nominees before the meeting, the participants will file an amended proxy statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised proxy statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

<u>Incorporation by reference, page 21</u>

7.   We note that you refer security holders to the company's proxy statement for certain specified disclosure. You are required to provide information that will be contained in the company's proxy statement for the annual meeting unless it is your intent to rely on Exchange Act Rule 14a-5(c). If you intend to rely on Rule 14a-5(c), please disclose that fact. Also, please be advised that we believe reliance on Rule 14a-5(c) before the company distributes the information to security holders would be inappropriate. Alternatively, if you determine to disseminate your proxy statement prior to the distribution of the company's proxy statement, you must undertake to provide the omitted information to security holders. Please advise as to your intent in this regard.

We remind you that the filing persons are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff

Please direct any questions to Joe McCann at (202) 551-6262 or me at (202) 551-3619.

Sincerely,

/s/ Daniel F. Duchovny

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions